Exhibit 11

                      OWENS & MINOR, INC. AND SUBSIDIARIES
               CALCULATION OF NET INCOME (LOSS) PER COMMON SHARE


(In thousands, except per share amounts)

                                           Year ended December 31,
                                             1995      1994     1993

Income (loss) from continuing operations  $(11,308)  $ 7,919  $18,517

Discontinued operations                          -         -      911

Cumulative effect of change in accounting
principle                                        -         -      706

Net income (loss)                          (11,308)    7,919   20,134

Dividends on preferred stock                 5,175     3,309        -

Net income (loss) attributable to
common shares                             $(16,483)  $ 4,610  $20,134

Weighted average common shares              30,820    30,764   30,428

Common share equivalents-dilutive
   stock options                                 -       344      585

Weighted average common shares
   and common share equivalents             30,820    31,108   31,013

Net income (loss) per common share:

Continuing operations                     $  (.53)   $   .15  $   .60

Discontinued operations                          -         -      .03

Cumulative effect of change
    in accounting principle                      -         -      .02

Net income (loss) per common share        $   (.53)  $   .15  $   .65